Exhibit 99.2

Management’s Discussion and Analysis
For the three months ended
March 31, 2018

General

The purpose of this Management’s Discussion and Analysis (“MD&A”) is to explain management’s point of view regarding the past performance and future outlook of Gold Standard Ventures Corp. (“Gold Standard”, “GSV” or the “Company”). This MD&A also provides information to improve the reader’s understanding of the financial statements and related notes as well as important trends and risks affecting the Company’s financial performance, and should therefore be read in conjunction with the Company’s condensed interim consolidated financial statements and notes for the three months ended March 31, 2018 (the “Financial Statements”) and the Company’s annual information form (the “2017 AIF”), annual management discussion and analysis (the “2017 Annual MD&A”) and annual audited consolidated financial statements (the “2017 Annual Financial Statements”) for the year ended December 31, 2017.

All information contained in this MD&A is current as of May 11, 2018 unless otherwise stated.

All financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (“IFRS”) and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information on the Company is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov and at the Company’s website, www.goldstandardv.com. The date of this MD&A is May 11, 2018.

Forward-Looking Statements

Certain statements and information contained in this MD&A constitute “forward-looking statements” and “forward looking information” within the meaning of applicable securities legislation. Forward-looking statements and forward looking information include statements concerning the Company’s current expectations, estimates, projections, assumptions and beliefs, and, in certain cases, can be identified by the use of words such as “seeks”, “plans”, “expects”, “is expected”, “budget”, “estimates”, “intends”, “anticipates”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will”, “occur” or “be achieved”, or the negative forms of any of these words and other similar expressions.

Examples of forward-looking information in this MD&A may pertain to the following, among others:

1.	the existence and estimates of mineral resources or reserves and timing of development thereof;

2.	exploration and work programs;

3.	projections of market prices and costs, including estimates of costs and budgeting for potential exploration operations and mining scenarios;

4.	drilling plans and timing of drilling;

5.	performance characteristics of mineral properties, including April and May 2018 drill results for the Dark Star and Pinion Deposits (as defined below), which are expected to improve the grade in the relevant portion the block model;

6.	estimated property holding and maintenance costs for the Railroad-Pinion Project (as defined below);

7.	capital expenditure programs and the timing and method of financing thereof, including recommendations made under the Railroad-Pinion Technical Report (as defined below);

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8.	results of various projects, including plans to prepare a preliminary economic assessment (“PEA”) for the Railroad-Pinion Project to be completed in the second half of 2018;

9.	treatment under governmental regulatory regimes and tax laws, including the expectation that the Company will be a passive foreign investment company for the taxable year ended December 31, 2018;

10.	the Company’s future financial condition, including the belief that the Company has sufficient cash on hand to maintain its projects and finance its exploration programs and operating costs over the next 12 to 15 months; and

11.	expectations regarding the ability to raise capital and to acquire resources and/or reserves through acquisitions and/or development.

Forward-looking statements and forward looking information reflect the Company’s current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements and forward looking information, including without limitation:

1.	the Company’s limited operating history;

2.	the Company’s history of losses and expectation of future losses;

3.	uncertainty as to the Company’s ability to continue as a going concern;

4.	the Company’s ability to obtain adequate financing for exploration and development;

5.	the Company’s ability to carry out operations in accordance with plans in the face of significant disruptions;

6.	the uncertain nature of estimating mineral resources and reserves;

7.	the existence of mineral resources on the Company’s mineral properties;

8.	uncertainty surrounding the Company’s ability to successfully develop its mineral properties;

9.	title defects to the Company’s mineral properties, as well as the Company’s ability to successfully negotiate royalty reductions and lease extensions;

10.	the Company’s ability to complete a PEA associated with the Railroad-Pinion Project;

11.	the Company’s ability to successfully integrate acquisitions;

12.	exploration, development and mining risks, including risks related to infrastructure, accidents and equipment breakdowns;

13.	the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits;

14.	risks related to equipment shortages, access restrictions and inadequate infrastructure;

15.	increased costs and restrictions on operations due to compliance with environmental legislation and potential lawsuits;

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16.	fluctuations in foreign exchange or interest rates and stock market volatility;

17.	fluctuations in the market price of gold (“Au”), other metals and certain other commodities (such as natural gas, fuel, oil, and electricity);

18.	changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, or other countries in which the Company may carry on business in the future;

19.	business opportunities that may be presented to, or pursued by, the Company;

20.	other mining specific risks such as environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses; and

21.	inadequate insurance, or the inability to obtain insurance, to cover these risks.

In making the forward-looking statements and developing the forward looking information included in this MD&A, the Company has made various material assumptions, including, but not limited to:

1.	the results of the Company’s proposed exploration programs on the Railroad-Pinion Project will be consistent with current expectations;

2.	the Company’s assessment and interpretation of potential geological structures and mineralization at the Railroad-Pinion Project are accurate in all material respects;

3.	the quantity and grade of mineral resources contained in the Pinion Deposit (as defined below), the Dark Star Deposit and the North Bullion Deposit (as defined below) are accurate in all material respects;

4.	the sufficiency of the Company’s current working capital to maintain its projects and finance its exploration programs and operating costs over the next 12 to 15 months;

5.	the price for gold, other precious metals and commodities will not change significantly from current levels;

6.	the Company will be able to secure additional financing to continue exploration and, if warranted, development activities on the Railroad-Pinion Project and meet future obligations as required from time to time;

7.	the Company will be able to obtain regulatory approvals and permits in a timely manner and on terms consistent with current expectations;

8.	the Company will be able to procure drilling and other mining equipment, energy and supplies in a timely and cost efficient manner to meet the Company’s needs from time to time;

9.	the Company’s capital and operating costs will not increase significantly from current levels;

10.	there will be no significant adverse changes in the Canada/U.S. currency exchange or interest rates and stock markets;

11.	there will be no significant changes in the ability of the Company to comply with environmental, safety and other regulatory requirements;

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12.	the absence of any material adverse effects arising as a result of political instability, terrorism, sabotage, natural disasters, equipment failures or adverse changes in government legislation or the socio-economic conditions in Nevada with respect to the Railroad-Pinion Project and operations;

13.	there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment, adverse weather conditions or otherwise; and

14.	the viability, permitting, access, exploration and development of the Railroad-Pinion Projects, but not limited to, the establishment of resources being consistent with the Company’s current expectations.

Other assumptions are discussed throughout this MD&A and elsewhere in the Company’s public disclosure record.

The Company’s ability to predict the results of its operations or the effects of various events on its operating results is inherently uncertain. Accordingly, readers are cautioned not to place undue reliance on the forward-looking statements and forward looking information or the assumptions on which the Company’s forward-looking statements and forward looking information are based. Investors are advised to carefully review and consider the risks and uncertainties identified in this MD&A under, among other places, the section titled “Risks and Uncertainties” and elsewhere in the Company’s public disclosure record for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements and forward looking information. Investors are further cautioned that the foregoing list of risks and assumptions is not exhaustive and prospective investors should consult the more complete discussion of the Company’s business, financial condition and prospects that is included in this MD&A and elsewhere in the Company’s public disclosure record.

Although the Company believes that the assumptions on which the forward-looking statements are made and forward looking information is provided are reasonable, based on the information available to the Company on the date such statements were made or such information was provided, no assurances can be given as to whether these assumptions will prove to be correct. The forward-looking statements and forward looking information contained in this MD&A are expressly qualified in their entirety by the foregoing cautionary statements. Furthermore, the above risks are not intended to represent a complete list of the risks that could affect the Company and readers should not place undue reliance on forward-looking statements and forward looking information in this MD&A.

Forward-looking statements and forward looking information speak only as of the date the statements are made or such information is provided. The Company assumes no obligation to update publicly or otherwise revise any forward-looking statements or forward looking information to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking statements or forward looking information, except to the extent required by applicable laws. If the Company does update one or more forward-looking statements or forward looking information, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements or forward looking information.

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Cautionary Notes Regarding Mineral Resource Estimates

The disclosure in this MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Disclosure, including scientific or technical information, has been made in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a regulation developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. Investors are cautioned not to assume that any part, or all, of the mineral deposits in these categories will ever be converted into mineral reserves. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies. Although it is reasonably expected that the majority of “inferred mineral resources” could be upgraded to “indicated mineral resources” with continued exploration, investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. In addition, the definitions of “proven” and “probable mineral reserves” used in NI 43-101 differ from the definitions in SEC Industry Guide 7 under Regulation S-K of the United States Securities Act of 1933. Disclosure of “contained ounces” is permitted disclosure under Canadian legislation; however, the SEC normally only permits issuers to report mineralization that does not constitute reserves as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this MD&A containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

The forward-looking statements and forward-looking information contained herein are based on information available as of May 11, 2018.

Overall Performance

The Company is a Canadian-based company focused on the acquisition and exploration of district-scale and other gold-bearing mineral resource properties exclusively in the State of Nevada, United States. The Company has a limited history of operations and its only material mineral project, the Railroad-Pinion Project (as defined below), is in the exploration stage. The Company has not been profitable since its inception, has had negative cash flow from operational activities and does not expect to generate revenues in the foreseeable future.

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For the three months ended March 31, 2018, the Company had a loss and comprehensive loss of $2,626,972 (March 31, 2017 - $1,470,462). As at March 31, 2018, the Company had an accumulated deficit of $56,438,015 (December 31, 2017 - $53,842,098). At March 31, 2018, the Company had cash and cash equivalents of $46,165,624 and a working capital surplus of $44,532,846. The Company estimates that its current working capital surplus will enable it to fund the complete work program recommended in the Railroad-Pinion Technical Report (as defined below). If the Company is successful in identifying additional resources through additional drilling and analysis, it will require significant amounts of additional capital to construct processing facilities and to develop metallurgical processes to extract those resources at any mine site.

The Company’s ability to arrange financing in the future will depend, in part, upon the prevailing capital market conditions, business performance, and other factors such as volatility in the market price of gold and the availability of necessary equipment in the highly competitive mining sector.

The Company’s flagship property is the Railroad-Pinion project located along the Piñon mountain range approximately 15 miles (24 kilometers) south-southeast of Carlin, Nevada, in the Railroad mining district (the “Railroad-Pinion Project”). The Railroad-Pinion Project is an intermediate to advanced stage gold exploration project with a favorable structural, geological and stratigraphic setting situated at the southeast end of the Carlin Trend of north-central Nevada, adjacent to and south of Newmont Mining Corporation’s Rain Mining District. The Carlin Trend is a northwest alignment of sedimentary rock-hosted gold deposits where more than 40 separate gold deposits have been delineated in domed geological complexes with past production exceeding 80,000,000 ounces of gold. Each dome or “window” is cored by igneous intrusions that uplift and expose Paleozoic rocks and certain stratigraphic contacts that are favorable for the formation of Carlin-style gold deposits. The Railroad-Pinion Project is centered on the fourth and southernmost dome-shaped window on the Carlin Trend.

The Railroad-Pinion Project consists of a significant and largely contiguous land position totaling approximately 53,569 gross acres (21,679 hectares) and 50,598 net acres (20,477 net hectares) of land in Elko County, Nevada. The Company owns or has an option on the ownership of approximately 29,941 gross acres (12,117 hectares) of subsurface mineral rights in the form of patented or unpatented mineral lode (claims), and a further approximately 23,628 gross acres (9,562 hectares) of subsurface mineral rights secured or controlled by a contractual interest in private surface and mineral property in the form of various surface use agreements and mining/mineral leases with terms that the Company seeks to extend from time to time. The private land ownership ranges from 49.2% to 100% yielding a net interest of approximately 20,657 acres (8,360 hectares) of subsurface mineral rights for the private lands within the Railroad-Pinion Project. The Company is pursuing the minority interest in the key private land parcels where it holds less than a 100% interest.

Portions of the patented, unpatented and private lands are encumbered with royalties predominantly in the form of standard Net (or Gross) Smelter Return (“NSR” or “GSR”) agreements or Net Profit Interest (“NPI”) agreements which the Company has sought to negotiate and reduce over time. See Item 6 “MATERIAL MINERAL PROJECT” in the 2017 AIF and the 2017 Financial Statements for a discussion of the currently active NSR and NPI encumbrances on the Railroad–Pinion Project.

Note regarding Acreage Disclosure

In this MD&A, the term “gross mineral acres” or “gross acres” in connection with a mineral interest means the total size in number of acres of the property (or a specific piece of property) in which the Company controls a mineral interest. The gross mineral acres are the maximum amount of mineral acres the Company could possibly control in a particular piece of property. For example, if the Company leases a fifty percent (50%) mineral interest in a fee land parcel that is a total of 640 acres in size, then that particular parcel is 640 gross mineral acres.

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On the other hand, the term “net mineral acres” or “net acres” means the product of: (a) the total gross acres of the property (or specific piece of property) in which the Company controls a mineral interest; and (b) the percentage of the Company’s mineral interest therein which it controls by way of lease or actual ownership. For example, if the Company leases a fifty percent (50%) mineral interest in a fee land parcel that is a total of 640 acres in size, then the Company controls a total of 320 net mineral acres in that particular parcel. For the calculation of the gross and net mineral acreage for its properties, the Company does not include the surface in split estate fee land parcels.

The Company has identified its North Bullion deposit (the “North Bullion Deposit”), its Dark Star deposit (the “Dark Star Deposit”) and its Pinion deposit (the “Pinion Deposit”), which together form the Railroad-Pinion Project, as the Company’s material mineral project for purposes of NI 43-101.

Scientific and technical disclosure for the Railroad-Pinion Project is supported by the amended and restated technical report with an effective date of September 15, 2017, entitled “Technical Report Maiden Resource Estimate North Bullion and Railroad Project, Elko County, Nevada, USA – Amended and Restated” and prepared by Michael B. Dufresne, M.Sc., P.Geol., P.Geo. and Steven J. Nicholls, BA.Sc., MAIG of APEX Geoscience Ltd., qualified persons for the purposes of NI 43-101 (the “Railroad-Pinion Technical Report”). The Railroad-Pinion Technical Report was amended and restated to clarify certain of its contents and was filed on SEDAR on February 19, 2018. It can be accessed at www.sedar.com under the Company’s profile. The Railroad-Pinion Technical Report is the Company’s current technical report for the Railroad-Pinion Project.

The Company has focused on drilling and other exploration activities with the goal of preparing mineral resource estimates for each deposit, as summarized below and detailed in the Railroad-Pinion Technical Report. The Company plans additional drilling and exploration activities to investigate near-term development opportunities and prepare a PEA for the Railroad-Pinion Project.

Pinion

A total of 505 drill holes guided the geological interpretation and estimation of the Pinion Deposit mineral resource. This total comprises 24 diamond drill holes and 481 reverse circulation (“RC”) drill holes that were completed from 1981 to 2015 with spacing between drill holes varying from 1 m to 1.25 kilometers.

The mineral resource estimate for the Pinion Deposit is reported at a range of gold cut-off grades, from 0.1–1.0 grams per tonne (“g/t”), for both Indicated and Inferred Mineral Resource categories, as defined according to Canadian Institute of Mining, Metallurgy and Petroleum definition standards, for gold and silver, respectively. For reporting purposes, the mineral resource estimate was constrained within an optimized pit shell using a gold cut-off grade of 0.14 g/t Au. The Pinion Deposit mineral resource estimate comprises an Indicated Mineral Resource of 31.61 million tonnes averaging 0.62 g/t Au, representing a total of 630,300 contained ounces of gold, and an additional Inferred Mineral Resource of 61.08 million tonnes averaging 0.55 g/t Au, representing a further 1,081,300 ounces of gold. The Pinion Deposit silver (“Ag”) resource estimate was constrained to the gold block model and was classified entirely as an Inferred Mineral Resource. The Pinion silver Inferred Mineral Resource comprises 92.69 million tonnes averaging 4.16 g/t Ag, representing a total of 12,401,600 contained ounces of silver. All reported resources include only oxidized mineralization.

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Dark Star

A maiden mineral resource estimate was calculated in early 2015 for the Dark Star Deposit area prior to the initiation and completion of the 2015 drilling campaign. Based upon positive results from the 2016 Phase 2 drilling at the Dark Star Deposit, an updated mineral resource was calculated in 2017. The 2017 updated mineral resource estimate, with an effective date of June 29, 2017, comprises an Indicated Mineral Resource of 15.38 million tonnes grading 0.54 g/t Au, totalling 265,100 ounces of gold, and an Inferred Mineral Resource of 17.05 million tonnes grading 1.31 g/t Au, totaling 715,800 ounces of gold, using a lower cut-off grade of 0.20 g/t Au.

North Bullion

Based upon historic drilling and drilling from 2010 to 2017, a maiden mineral resource estimate was presented for the North Bullion Deposit as of September 15, 2017.

The Sweet Hollow and POD oxide Indicated and Inferred Mineral Resource uses a cut-off grade of 0.14 g/t Au, which is constrained within an optimized pit shell and includes an Indicated Mineral Resource of 2.92 million tonnes at 0.96 g/t Au for 90,100 ounces of gold and an Inferred Mineral Resource of 3.36 million tonnes at 0.43 g/t Au for 46,600 ounces of gold. The North Bullion, Sweet Hollow and POD sulphide Inferred Mineral Resource uses a cut-off grade of 1.25 g/t Au, which is constrained within an optimized pit shell, and is comprised of 2.05 million tonnes at 2.60 g/t Au for 171,400 ounces of gold. The North Bullion underground Inferred Mineral Resource, which is reported at a 2.25 g/t Au lower cut-off grade, comprises 5.55 million tonnes at 3.29 g/t Au for 587,700 ounces of gold.

Calculations of mineral resources and reserves are only estimates

Indicated and Inferred Mineral Resources are not Mineral Reserves. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. There has been insufficient exploration to define the Inferred Mineral Resources disclosed above as an Indicated or Measured Mineral Resource, however, it is reasonably expected that the majority of the Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. There is no guarantee that any part of the mineral resources discussed herein will be converted into a Mineral Reserve in the future.

Recommendations for the Railroad-Pinion Project

Based upon the results to date, the authors of the Railroad-Pinion Technical Report recommended an aggressive exploration program for the Railroad-Pinion Project area involving surface exploration, additional exploration drilling, resource expansion and infill drilling, along with continued metallurgical test work.

The authors recommend a total of 11,280 meters (“m”) (37,000 feet) of RC and core drilling for the Railroad-Pinion Project area for a total cost of US$2,800,000 for 2017-2018. In addition, a total of 37,520 meters (123,100 feet) is recommended for the Pinion Deposit area in 2017-2018 at an additional estimated cost of US$8,287,000. In addition to the drilling, other recommended exploration activities at the Railroad–Pinion Project include geological mapping, geochemical sampling, and ground geophysical surveys (controlled source audio-frequency magnetotellurics, gravity and seismic) as well as a number of metallurgical, engineering and environmental studies. The estimated cost to conduct the proposed property wide exploration activities over the entire Railroad–Pinion Project area is US$5,220,000. The recommended drilling at the Railroad-Pinion Project along with other geological, geophysical, engineering and environmental studies and a contingency of ~7 % yields an overall budget to complete the recommended work of US$17,450,000.

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The Company has incorporated these recommendations in its activities at the Railroad-Pinion Project to date, and for its 2017-2018 work plan. See “Overall Performance - Exploration and Acquisition Expenditures” below. Furthermore, the Company is gathering information required to prepare a PEA for the Railroad-Pinion Project, currently expected to be completed in the second half of 2018.

Q1 Developments

On January 23, 2018, the Company announced results from nine Dark Star Deposit infill holes and five exploration drill holes. The near-surface oxide intercepts from the infill holes included the thickest and highest-grade intercepts drilled to date at the Dark Star Deposit, confirming the potential of a thick, laterally-continuous zone of near-surface oxide mineralization.

Highlights include infill hole DS17-35, which intersected 237.8m of 2.96g Au/t, including 93.0m of 5.06g Au/t, and infill hole DS17-37, which intersected 141.8m of 3.32g Au/t, including 25.9m of 8.63g Au/t. These results outperformed the current resource block model with higher average gold grades than predicted. They also demonstrated that gold mineralization begins at or near the current topographic surface and is shallower than predicted by the model, and that mineralization extends 35m to 42m below what was predicted.

Results from other holes outperformed or confirm the remainder of the resource block model. Assays from certain holes remain pending.

Five exploration holes tested a variety of geophysical, seismic and geologic targets north and west of the known limits of the Dark Star Deposit. These holes did not encounter new zones of gold mineralization.

On February 26, 2018, the Company announced the 2018 exploration and development program on the Railroad-Pinion Project. The US$25.8 million program includes an estimated 74,800 m of RC and core drilling in 381 holes. Infill and development work at the Dark Star Deposit and Pinion Deposit is expected to account for approximately 40,800m of drilling in 296 holes while exploration should add another 34,000m of drilling in 85 holes (the “2018 Exploration and Development Program”).

The 2018 program objectives are:

(1) infill and development drilling at the Dark Star Deposit and Pinion Deposit to reduce drill spacing to approximately 30m and convert mineral resources to the Measured and Indicated categories;

(2) exploration drilling at Jasperoid Wash to reduce drill spacings and provide requisite data for a maiden mineral resource estimate by the end of 2018; and

(3) drilling to test new high-value targets at Dixie, the Dark Star Corridor, Ski Track and elsewhere within the Railroad District.

Development

  At the Dark Star Deposit, complete up to 171 infill RC and core holes (approximately 24,800 m) to reduce drill spacing to approximately 30m in critical portions of the deposit and to provide additional core for metallurgical testing. Initial 2017 infill drilling in the northern portion of the Dark Star Deposit intersected 8m of 2.96 g Au/t, including 93.0m of 5.06 g Au/t in DS17-35 and 141.8m of 3.32 g Au/t, including 25.9m of 8.63 g Au/t in DS17-37 (see January 23, 2018 news release). Results from both drill holes substantially outperformed the resource block model based on three criteria: 1) mineralization begins at or near the current topographic surface, which is shallower than predicted by the model; 2) higher average gold grades and; 3) gold mineralization extends 35 to 42m below the resource block model.

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  At the Pinion Deposit, complete up to 104 infill RC and core holes (approximately 10,600 m) to reduce drill spacing to approximately 30m in critical portions of the deposit and to provide additional core for metallurgical testing.

  A PEA for the Dark Star Deposit and Pinion Deposit is scheduled for completion during the second half of 2018. In advance of the PEA, new mineral resource estimates will be completed at the Dark Star Deposit and Pinion Deposit.

  Complete approximately 5,400m of drilling in 21 drill holes for geotechnical and hydrological characterization studies at the Dark Star Deposit and Pinion Deposit.

District Exploration

  At the Jasperoid Wash target, complete about 13,000m of RC and core drilling in at least 30 holes to expand areas of known shallow oxide gold mineralization, reduce drill spacing to approximately 100m, provide core for metallurgical testing, and test new targets. This work is expected to yield this deposit’s first resource estimate. Drilling will follow-up on 2017 drilling results of 103.7m of 0.56 g including 30.5m of 0.93 g Au/t in JW17-01 (see October 5, 2017 news release); 54.9 m of 0.89 g Au/t including 12.2m of 1.66 g Au/t in JW17-04, 30.5m of 0.73 g Au/t in JW17-08 and 77.7m of 0.48 g Au/t in JW17-10 (see January 11, 2018 news release). Current drilling by the Company and historical drilling by Westmont Mining Inc. have outlined a zone approximately 750m long (striking north-northeast) by 350m wide (east-west) of near-surface, shallow, oxide gold mineralization that remains open in all directions. Results to date are reminiscent of early-stage drill results at the Dark Star Deposit in 2015.

  At the Dixie and Dark Star Corridor targets, drill up to 27 RC and core holes (about 11,100 m). Both targets appear to have substantial new resource potential. Based on previous drilling, gold mineralization at Dixie extends for approximately 2,000m (north-south) by 450m (east-west), and it remains open in multiple directions. Drilling in 2018 will continue to test targets south of Dixie within the Dark Star Corridor, and also to the west where favorable Penn-Perm carbonate rocks are altered, folded and crosscut by faults and igneous dikes.

Environmental Permitting

  About US$870,000 will be allocated to ongoing environmental studies, monitoring and permitting in the greater Dark Star Deposit and Pinion Deposit area.

Royalty Buy-Down

On March 23, 2018, the Company exercised its NSR buy-down option under its lease agreement (the “Pereira Lease”) with Pereira Family, LLC (“Pereira”) to reduce the NSR royalty from five percent (5%) to two percent (2%), by making a lump-sum payment of US$3.5 million to Pereira (the “NSR Buy-Down”). The Pereira Lease, entered into in November 2012, granted the Company exclusive rights to explore, develop and mine varying percentage holdings in approximately 21,296 net mineral acres within the Pinion Deposit and the Dark Star Deposit.

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Recent Developments

On April 11, 2018, the Company announced results from 25 infill drill holes at the North Dark Star Deposit.

Key Highlights from the drilling included:

  On the western side of the Dark Star Deposit, DR18-06 intersected 53.4m of 0.92 g Au/t, including 6.1 of 2.47 g Au/t; and 77.7m of 1.57 g Au/t, including 9.1m of 4.74 g Au/t. DR18-07 intersected 132.6m of 0.63 g Au/t, including 16.8m of 1.58 g Au/t. These results, along with results in DR18-04 and DR18-05, outperform what was predicted in the resource block model by extending gold mineralization below the current resource model and to the west of the Ridgeline fault.

  DR18-19 intersected 126.5m of 1.18 g Au/t, including 25.9m of 2.43 g Au/t. This intercept is thicker than predicted by the resource block model.

  DR18-08 intersected 80.8m of 1.56 g Au/t, including 27.4m of 3.03 g Au/t. This intercept is higher grade than predicted by the resource block model.

On April 17, 2018, the Company announced results from 22 infill drill holes at the Pinion Deposit.

Key Highlights from the drilling included:

  In the Pinion Main Zone, PR18-03 intersected 19.8m of 2.43 g Au/t, including 12.2m of 3.53 g Au/t. This near-surface, oxide intercept is higher-grade than predicted by the resource model.

  On the west side of the Pinion Deposit, PR18-11 intersected 21.3m of 0.72 g Au/t and PR18-30 intersected 10.7m of 0.89 g Au/t. These positive results extend shallow oxide mineralization to the west, and in the case of PR18-30, convert waste blocks to mineralized blocks in the resource block model.

  On the south side of the Pinion Deposit, PR18-14 intersected 33.5m of 0.83 g Au/t, including 6.1m of 2.68 g Au/t. The results confirm the resource block model and indicate that gold mineralization extends below the current resource model.

  Pinion Deposit leach columns, evaluating high pressure grind roll (“HPGR”) leach kinetics, are in progress. HPGR processing is expected to have an economic benefit compared to conventional crushing. Once complete, HPGR results for the Pinion Deposit and the Dark Star Deposit will be incorporated into the PEA which is scheduled for completion during the second half of 2018.

On May 8, 2018, the Company announced further results from 35 infill drill holes at the Pinion Deposit.

Key Highlights from the drilling included:

  On the southwest side of the Pinion Deposit, PR18-52 intersected 22.9m of 1.17 g Au/t, including 12.2m of 1.73 g Au/t; PR18-29 intersected 32.0m of 0.68 g Au/t, including 10.7m of 1.38 g Au/t; and PR18-42 intersected 22.9m of 0.53 g Au/t. These intercepts are near-surface, higher-grade than predicted by the resource model, and are outside of the west highwall of the resource pit.
  Collectively, these drill intercepts suggest near-surface, oxide resource expansion potential exists to the southwest of the deposit.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 12 -

  Also, on the southwest side of the Pinion Deposit, PR18-47 intersected 12.2m of 1.62 g Au/t, including 6.1m of 2.74 g Au/t; PR18-60 intersected 18.3m of 1.20 g Au/t, including 6.1m of 2.62 g Au/t; PR18-27 intersected 10.7m of 2.96 g Au/t; PR18-22 intersected 16.8m of 1.35 g Au/t; and PR18-48 intersected 15.2m of 0.91 g Au/t, including 4.6m of 1.95 g Au/t. These intercepts are near- surface, higher-grade than predicted by the resource model, and have higher AuCN ratios (73-87%) than currently modeled. AuCN ratios are a first-pass estimate of the potential gold recovery and ratios >70% are indicative of an oxide deposit.

  Along strike to the southeast of the Main Zone, PR18-26 intersected 77.7m of 0.77 g Au/t, including 19.8m of 1.49 g Au/t. The intercept is thicker and higher-grade than predicted by the resource block model.

  Along strike to the northwest of the Main Zone, PR18-45 returned 50.3m of 0.60 g Au/t, including 18.3m of 1.10 g Au/t. Mineralization begins at the topographic surface, and is thicker and higher- grade than predicted by the resource block model.

In addition, the Company provided a status update of the 2018 Exploration and Development Program as follows:

  A 25 to 30-hole Phase 1 exploration program is underway at Jasperoid Wash where a new oxide gold deposit was discovered in 2017. Drilling this year with two RC rigs will reduce spacings and provide the requisite data for a maiden resource estimate by the end of 2018.

  139 infill and development drill holes, totaling 15,736m, have been completed at the Dark Star Deposit and the Pinion Deposit. Approximately 157 drill holes remain as part of the 2018 Exploration and Development Program. Infill drilling will resume at the Dark Star Deposit in mid- May. Geotechnical characterization studies are underway at the Pinion Deposit and the Dark Star Deposit to determine the pit slope angle appropriate for the project.

  Also on the exploration front, 19.4 line-km of CSAMT have been completed at the new Ski Track target, which is along the northwestern extension of the Jasperoid Wash structural corridor. Three RC scout holes, totaling 1,358m, have been completed on new exploration targets west of Dixie, for which assays results are awaited.

Exploration and Acquisition Expenditures

During the three months ended March 31, 2018, the Company incurred $9,020,454 (including the NSR Buy-Down of $4,427,850) in acquisition, and deferred exploration and development costs compared to $1,810,996 for the corresponding period ended March 31, 2017.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 13 -

The following is a breakdown of the material components of the Company’s acquisition, and deferred exploration and development costs for the three months ended March 31, 2018 and 2017:

	Railroad-
	Pinion	Lewis Gold
	Project	Project	Total
Three Months Ended March 31, 2018	$	$	$
Property acquisition and staking costs	1,638	-	1,638
NSR Buy-Down	4,427,850	-	4,427,850
Exploration expenses
Claim maintenance fees	2,206	-	2,206
Consulting	520,784	66,451	587,235
Data Analysis	19,272	11,514	30,786
Drilling	1,622,500	172,596	1,795,096
Environmental and permitting	80,669	-	80,669
Equipment rental	23,560	-	23,560
Geological	111,964	17,455	129,419
Lease payments	184,225	-	184,225
Metallurgy	80,788	-	80,788
Preliminary economic assessment	17,005	-	17,005
Sampling and processing	323,903	78,052	401,955
Site development and reclamation	1,069,589	11,786	1,081,375
Supplies	176,647	-	176,647

	8,662,600	357,854	9,020,454

	Railroad-
	Pinion Project
	$
Three Months Ended March 31, 2017
Property acquisition and staking costs	175,875
Exploration expenses
Consulting	380,786
Data Analysis	344,044
Environmental	63,007
Geological	77,328
Lease payments	442,586
Metallurgy	154,448
Sampling and processing	101,506
Supplies	71,416

	1,810,996

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 14 -

The total cumulative acquisition and deferred exploration costs of the Company to March 31, 2018 are summarized as follows:

	Railroad-	Lewis Gold	Total
	Pinion Project	Project
	$	$	$
Property acquisition and staking costs	17,641,480	35,745,391	53,386,871
NSR buy-down	4,427,850	-	4,427,850
Exploration expenses
Claim maintenance fees	1,392,039	79,138	1,471,177
Consulting	10,595,936	301,135	10,897,071
Data analysis/geological	4,407,048	66,727	4,473,775
Drilling/site development	72,059,988	1,637,441	73,697,429
Environmental	372,659	4,648	377,307
Lease payments	7,009,376	109,563	7,118,939
Legal fees for property acquisition	10,412	-	10,412
Metallurgy	1,590,013	-	1,590,013
Preliminary economic assessment	17,005	-	17,005
Sampling and processing	5,320,047	106,438	5,426,485
Travel	469,491	-	469,491
Vehicle	92,504	-	92,504
Cumulative deferred exploration costs at March 31, 2018	125,405,848	38,050,481	163,456,329

Corporate Activities

On January 29, 2018, Ron Clayton was appointed as a director of the Company.

On February 22, 2018, the Company completed an underwritten public offering of 13,750,440 common shares and a concurrent non-brokered private placement of 4,876,000 common shares at a price of $2.05 per share for aggregate gross proceeds of $38,184,202 (the “2018 Financings”). As part of the private placement, Goldcorp Inc. (TSX/NYSE: G) (“Goldcorp”) and a wholly-owned subsidiary of OceanaGold Corporation (TSX/ASX/NZX: OCG) (“OceanaGold”) exercised their participation rights and purchased 2,195,100 and 2,680,900 common shares, respectively, which represents approximately 9.9% and 15.6% of the Company’s issued and outstanding common shares, respectively, on a non-diluted basis immediately following the 2018 Financings.

The net proceeds of the 2018 Financings will be used for continued exploration and early-stage development at the Company’s 100% owned Railroad-Pinion Project and for working capital purposes.

During the three months ended March 31, 2018, the Company granted a total of 2,539,256 stock options exercisable for periods of 5 years at prices ranging from $1.96 to $2.11 per share to directors, executive officers, employees and consultants of the Company. In addition, the Company granted 567,110 restricted share units to executive officers and directors of the Company. The Company also received total proceeds of $1,867,392 from the exercise of 2,091,666 stock options and 33,334 stock options expired unexercised.

As at March 31, 2018, the Company had a cash position of $46,165,624 and working capital of $44,532,846. See “Liquidity, Financial Position and Capital Resources” below.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 15 -

Subsequent to March 31, 2018, the Company granted 100,000 stock options exercisable for a period of 5 years at an exercise price of $2.11 per share to an employee of the Company. In addition, the Company received proceeds of $168,720 from the exercise of 222,000 stock options.

Selected Quarterly Information

All financial information in this MD&A has been prepared in accordance with IFRS.

The following financial data is derived from the Financial Statements:

	For the three months ended March 31,
	2018	2017
	$	$
Interest income	57,488	83,169
General and administrative expenses	(2,616,057)	(1,777,959)
Loss and comprehensive loss	(2,626,972)	(1,470,462)
Basic and diluted loss per common share	(0.01)	(0.01)
Working capital	44,532,846	50,827,584
Exploration and evaluation assets	163,456,329	95,724,132
Total assets	212,254,953	154,451,718
Total liabilities	2,503,136	697,323

The Company’s mineral projects are in the exploration stage and, to date, the Company has not generated any revenues other than interest income. As at March 31, 2018, the Company had not yet achieved profitable operations and has accumulated losses of $56,438,015 (December 31, 2017 - $53,842,098) since inception. These losses resulted in a net loss per share (basic and diluted) for the three months ended March 31, 2018 of $0.01 (March 31, 2017 - $0.01).

Results of Operations

As an exploration company, the Company has yet to generate any revenue from its planned operations and has, to date, incurred annual net losses from operating and administrative expenses.

Operating and Administrative Expenses

The Company’s operating and administrative expenses for the three months ended March 31, 2018 totalled $2,616,057 (March 31, 2017 - $1,777,959), including share-based compensation incurred during the period, valued at $1,345,343 (March 31, 2017 - $nil) calculated using the Black Scholes option pricing model.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 16 -

The following tables detail changes in major expenditures between the three months ended March 31, 2018 and 2017:

Expenses	Increase / Decrease in Expenses	Explanation for Change
Consulting fees	Increase of $129,108	Increased as the Company engaged more marketing, human resources, and financial advisory consultants.
Office	Increase of $77,329	Increased due to additional expenses for new Elko, Nevada premises.
Professional fees	Decrease of $93,572	Decreased due to lower legal fees related to annual filings. In addition, the Company incurred legal fees related to the acquisition of the land package at the south end of the Carlin Trend in the first quarter of 2017.
Property investigation	Decrease of $90,997	Higher 2017 expenses associated with due diligence related to the acquisition of the Lewis Gold Project. The Company acquired the Lewis Gold Project in June 2017.
Share-based compensation	Increase of $1,345,343	2,539,256 stock options and 567,110 restricted share units were granted during the current quarter compared to no stock options granted in the comparative period.

Summary of Quarterly Results

The following selected quarterly consolidated financial information is derived from the financial statements of the Company.

	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter
Three months ended	Mar 31, 2018	Dec 31, 2017	Sep 30, 2017	Jun 30, 2017
	$	$	$	$
Interest income	57,488	54,854	76,264	89,556
Loss and comprehensive loss	(2,626,972)	(2,855,446)	(4,395,238)	(2,705,640)
Loss per share-basic and diluted	(0.01)	(0.01)	(0.02)	(0.01)
	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter
Three months ended	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016	Jun 30, 2016
	$	$	$	$
Interest income	83,169	55,632	48,172	56,444
Loss and comprehensive loss	(1,470,462)	(2,949,271)	(2,586,646)	(1,911,669)
Loss per share-basic and diluted	(0.01)	(0.02)	(0.01)	(0.01)

Variances quarter over quarter can be explained as follows:

  In the quarter ended December 31, 2016, the Company increased its consulting fees significantly to assist with developing marketing and financial strategies in North America and made a termination payment to one of the Company’s consultants.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 17 -

  In the quarters ended June 30, 2016, September 30, 2016, June 30, 2017, September 30, 2017, December 31, 2017, stock options, and in the quarter ended March 31, 2018, stock options and restricted share units, were granted to various directors, officers, employees and consultants. These grants resulted in option and share-based compensation expenses of $197,183, $1,127,338, $420,329, $1,839,496, $876,400, and $1,345,343, respectively, contributing to significantly higher losses in these quarters compared to quarters in which no stock options or restricted share units were granted.

  In the quarters ended June 30, 2016, March 31, 2017, June 30, 2017, and September 30, 2017, the Company recorded a foreign exchange loss of $209,572, $171,187, $302,040, and $496,327, respectively, due to the weakening of the U.S. dollar.

  In the quarter ended September 30, 2017, the Company agreed to pay a total termination payment of $384,902 to the former Corporate Secretary and director in accordance with the terms and conditions of his consulting agreement with the Company.

Liquidity, Financial Position and Capital Resources

To date, the Company has established mineral resources at the Pinion Deposit, the Dark Star Deposit, and the North Bullion Deposit (see “Overall Performance” above) but is not in commercial production on any portion of the Railroad-Pinion Project or the Lewis Gold Project. Accordingly, the Company does not generate cash from operations. The Company finances its exploration activities by raising capital from equity markets from time to time.

As at March 31, 2018 and December 31, 2017, the Company’s liquidity and capital resources were as follows:

	March 31, 2018	December 31, 2017
	$	$
Cash	46,165,624	18,458,791
Receivables	113,303	66,544
Prepaid expenses	520,055	319,603
Investments	237,000	309,035
Total current assets	47,035,982	19,153,973
Payables and accrued liabilities	2,503,136	1,642,099
Working capital	44,532,846	17,511,874

The Company’s operations consist primarily of the acquisition, maintenance and exploration of exploration and evaluation assets, including seeking joint venture partners to assist with exploration funding. The Company’s financial success will be dependent on the extent to which it can discover new mineral deposits.

As at March 31, 2018, the Company had a cash position of $46,165,624 (December 31, 2017 - $18,458,791) derived from the net proceeds of the 2018 Financings (see “Use of Proceeds from 2018 Financings” below) and the exercise of stock options. As at March 31, 2018, the Company’s working capital was $44,532,846 (December 31, 2017 – $17,511,874).

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 18 -

The Company’s continuation as a going concern is dependent upon successful results from its exploration and evaluation activities and its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations. Management believes it currently has sufficient cash on hand to maintain its projects and finance its exploration programs and operating costs over the next 12 to 15 months, after which time the Company will require additional capital to carry out further exploration on the Railroad-Pinion Project and maintain operations. The Company’s ability to arrange financing in the future will depend, in part, upon the prevailing capital market conditions and the price of gold as well as its business performance. There can be no assurance that the Company will be successful in its efforts to arrange additional financing on terms satisfactory to it or at all. If the Company raises additional financing through the issuance of shares from its treasury, control of the Company may change and existing shareholders will suffer additional dilution. See “Risks and Uncertainties” below.

Use of Proceeds from 2018 Financings

In February 2018, the Company completed the 2018 Financings by issuing a total of 18,626,440 common shares at a price of $2.05 per share for net proceeds of approximately $35,561,125, net of cash commissions and expenses of $2,623,077.

The net proceeds of the 2018 Financings will be used to fund additional drilling and exploration at the Railroad-Pinion Project and for general working capital purposes as further set out below:

Use of Proceeds	$
Exploration and drilling	11,954,000
Infill drilling	10,093,000
Lease and BLM payments	1,825,000
General working capital	11,671,000
TOTAL	35,543,000

The Company’s business objective is to explore its Railroad-Pinion Project in an effort to investigate the potential to develop an economically viable mineral project. By using the net proceeds of the 2018 Financings as described above, the Company will pursue its business objectives by gathering information required to prepare a PEA for the Railroad-Pinion Project.

Until utilized for the above purposes, the Company may invest the net proceeds that it does not immediately require in short-term marketable debt securities, cash balances, certificates of deposit, and other instruments issued by banks or guaranteed by the government of Canada.

Off Balance Sheet Arrangements

The Company has no off balance sheet arrangements.

Commitments

As at the date of this MD&A, the Company has the following commitments:

1.	The Company has a lease agreement for an office space in Vancouver, B.C. expiring on April 30, 2020 and incurring monthly rent payments of approximately $6,000 to the year 2020.

2.	The Company has a lease agreement for a property in Elko, NV expiring on August 28, 2022 and incurring minimum monthly rent payments from US$8,000 (US$12,000 during renovation) in 2017 increasing to US$10,000 in 2022. The Company has an option to purchase the property for US$1,100,000 with a credit to be applied to the purchase price based on a percentage of the minimum rent payments made in the year of purchase.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 19 -

3.	The Company has two separate consulting agreements with the CEO & director and the CFO of the Company to provide management and other consulting services to the Company for an indefinite term. The agreements require total combined payments of $50,750 per month. The consulting agreements provide for a two-year payout totalling, on a collective basis, approximately $2,098,793 (including average discretionary bonuses paid in the preceding two years) in the event of termination without cause and a three-year payout totalling, on a collective basis, (including average discretionary bonuses paid in the preceding two years) approximately $3,148,190 in the event of termination following a change in control of the Company.

4.	The Company has two separate employment agreements with the Vice President Exploration and the Manager of Projects of the Company to provide exploration services to the Company for an indefinite term. The agreements require total combined payments of US$34,517 per month. The employment agreements provide for a two-year payout totalling, on a collective basis, approximately US$1,369,142 (including average discretionary bonuses paid in the preceding two years) in the event of termination following a change in control of the Company.

5.	The Company has an employment agreement with the Vice President - General Counsel & Corporate Secretary of the Company to provide corporate secretarial and legal services to the Company for an indefinite term. The agreement requires payment of $19,167 per month. The employment agreement provides for a two-year payout totalling approximately $782,000 (including discretionary bonuses in the first year of no less than 70% of annual base salary) in the event of termination without cause and in the event of termination following a change in control of the Company.

6.	Pursuant to various mining leases and agreements, the Company’s estimated exploration and evaluation assets lease obligations, work commitments, and tax levies for the Railroad-Pinion Project for the remainder of 2018 are approximately US$909,000. See Item 4 “GENERAL DEVELOPMENT OF THE BUSINESS – Mineral Property” and Item 6 “MATERIAL MINERAL PROJECT” of the 2017 AIF and the 2017 Annual Financial Statements for further details regarding the various lease payments and other obligations required by the Company to maintain the Railroad-Pinion Project in good standing.

7.	The Company’s estimated exploration and evaluation asset obligations, work commitments and tax levies for the remainder of 2018 for the Lewis Gold Project are approximately US$89,000.

There were no material changes during the three months ended March 31, 2018 to the Company’s contractual obligations for the next five years and thereafter as disclosed in the summary table of contractual obligations as follows:

	Payments Due by Period
Contractual Obligations	Total	Remainder	2019 to	2021 to	After 2022
		of 2018	2020	2022
	$	$	$	$	$
Office Leases	777,841	201,787	359,845	216,209	-
Consulting Agreements [1,3]	2,892,750	456,750	1,218,000	1,218,000	Ongoing
Employment Agreements [2,4,5]	3,484,933	550,253	1,467,340	1,467,340	Ongoing
Mining leases and agreements[5,6]	12,478,163	1,288,218	6,299,104	4,890,841	Ongoing

(1)	These amounts assume that consulting fees will remain constant at current levels and do not include any Amount for discretionary annual bonuses.
(2)	These amounts assume that salaries will remain constant at current levels and do not include any amount For discretionary annual bonuses.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 20 -

(3)	This amount represents the total fees payable under consulting agreements with officers and directors of the Company over the next five years.
(4)	This amount represents the total salaries payable under employment agreements with certain key employees of the Company over the next five years.
(5)	Where applicable, this amount has been converted from U.S. dollars to Canadian dollars using the noon exchange rate of the Bank of Canada on March 31, 2018 of US$1.00 = C$1.2908.
(6)	Amounts shown for mining leases and agreements include estimates of option payments, mineral lease payments, work commitments and tax levies that are required to maintain the Company’s interest in the Railroad-Pinion Project and the newly acquired Lewis Gold Project in good standing. See “Overall Performance”.

Related Party Transactions

During the three months ended March 31, 2018, the Company engaged in the following transactions with related parties, not disclosed elsewhere in this MD&A:

  Incurred management fees of $110,000 (March 31, 2017 - $110,000) to a company controlled by Jonathan Awde, a director and Chief Executive Officer of the Company. As at March 31, 2018, $nil (December 31, 2017 - $250,800) was included in accounts payable and accrued liabilities.

  Incurred financial management fees of $42,250 (March 31, 2017 - $42,250) and professional fees of $57,621 (March 31, 2017 - $nil) to a company controlled by Michael Waldkirch, Chief Financial Officer of the Company. As at March 31, 2018, $4,725 (December 31, 2017 - $232,528) was included in accounts payable and accrued liabilities.

  Incurred administrative management fees of $57,500 (March 31, 2017 - $nil) to Glenn Kumoi, Vice President - General Counsel and Corporate Secretary of the Company. As at March 31, 2018, $nil (December 31, 2017 - $54,102) was included in accounts payable and accrued liabilities.

  Incurred salary expense of $70,846 (March 31, 2017 - $74,133), of which $60,219 (March 31, 2017 - $63,013) was recorded as capitalized exploration and evaluation assets expenditures, to Mac Jackson, the Vice- President, Exploration of the Company. As at March 31, 2018, $3,840 (December 31, 2017, $102,658) was included in accounts payable and accrued liabilities.

  Incurred directors fees of $9,000 (March 31, 2017 - $12,000) to a company controlled by Robert McLeod, a director of the Company.

  Incurred directors fees of $10,500 (March 31, 2017 - $10,500) to Bruce McLeod, a director of the Company. As at March 31, 2018, $nil (December 31, 2017 - $3,500) was included in prepaid expenses for a prepayment related to director fees.

  Incurred directors fees of $10,500 (March 31, 2017 - $nil) to William E. Threlkeld, a director of the Company. As at March 31, 2018, $1,086 (December 31, 2017 - $nil) was included in accounts payable and accrued liabilities.

  Incurred directors fees of $9,000 (March 31, 2017 - $9,000) to a company controlled by Jamie Strauss, a director of the Company. As at March 31, 2018, $8,478 (December 31, 2017 - $nil) was included in accounts payable and accrued liabilities.

  Incurred directors fees of $10,500 (March 31, 2017 - $nil) to Zara Boldt, a director of the Company. As at March 31, 2018, $nil (December 31, 2017 - $3,500) was included in prepaid expenses for a prepayment related to director fees.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 21 -

  Incurred directors fees of $10,500 (March 31, 2017 - $nil) to Alex Morrison, a director of the Company. As at March 31, 2018, $nil (December 31, 2017 - $485) was included in accounts payable and accrued liabilities.

  Incurred directors fees of $6,290 (March 31, 2017 - $nil) to Ron Clayton, a director of the Company.

  Received $4,500 (March 31, 2017 - $nil) of rent from Barksdale Capital Corp., a company related by way of common officers.

  On February 22, 2018, OceanaGold, through a private placement, purchased 2,680,900 common shares of the Company at a price of $2.05 per share for a total purchase price of $5,495,845.
  OceanaGold’s participation in the February 2018 private placement constituted a “related party transaction” for the purposes of Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions, and the Company relied upon exemptions from the requirement to obtain a formal valuation and seek minority shareholder approval for such participation on the basis that the fair market value of OceanaGold’s participation was less than 25% of the Company’s then market capitalization. Based on insider reports filed by OceanaGold and available for review at www.sedi.ca, as of May 11, 2018, OceanaGold beneficially owns and/or exercises control or direction over a total of 39,483,552 common shares or approximately 15.52% of the issued and outstanding common shares of the Company.

Summary of key management personnel compensation:

	For the three months ended March 31,
	2018	2017
	$	$
Management fees	276,040	217,250
Professional fees	57,621	-
Exploration and evaluation assets expenditures	60,219	63,013
Wages and salaries	10,627	11,120
Share-based compensation	779,999	-
	1,184,506	291,383

In accordance with International Accounting Standard (“IAS”) 24, key management personnel includes those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Company’s Board of Directors (the “Board”) and corporate officers, including the Company’s Chief Executive Officer and Chief Financial Officer.

Risks and Uncertainties

The business and operations of the Company are subject to numerous risks, many of which are beyond the Company’s control. The Company considers the risks set out below to be some of the most significant to potential investors in the Company, but not all of the risks associated with an investment in securities of the Company. If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Company is currently unaware or which it considers to be material in relation to the Company’s business actually occur, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, the price of the Company’s securities could decline and investors may lose all or part of their investment.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 22 -

Mineral exploration is subject to a high degree of risk, which even a combination of experience, knowledge and careful evaluation may fail to overcome. These risks may be even greater in the Company’s case given its formative stage of development and the fact that the Company’s Railroad-Pinion Project and the Lewis Gold Project are still in their exploration stage. Furthermore, exploration activities are expensive and seldom result in the discovery of a commercially viable resource. There is no assurance that the Company’s exploration will result in the discovery of an economically viable mineral deposit. The Company has generated losses to date and will require additional funds to further explore its properties. There is no assurance such additional funding will be available to the Company when needed on commercially reasonable terms or at all. Additional equity financing may result in substantial dilution thereby reducing the marketability of the Company’s shares. The Company’s activities are subject to the risks normally encountered in the mining exploration business. The economics of exploring, developing and operating resource properties are affected by many factors including the cost of exploration and development operations, variations of the grade of any ore mined and the rate of resource extraction and fluctuations in the price of resources produced, government regulations relating to royalties, taxes and environmental protection and title defects and the ability to maintain and extend leases on favourable terms. For the most part, the Railroad-Pinion Project and the Lewis Gold Project have not been surveyed and may be subject to prior unregistered agreements, interests or land claims and title may be affected by undetected defects. In addition, the Company may become subject to liability for hazards against which it is not insured. The mining industry is highly competitive in all its phases and the Company competes with other mining companies, many with greater financial and technical resources, in the search for, and the acquisition of, mineral resource properties, in the marketing of minerals and the search for experienced personnel. Additional risks include the limited market for the Company’s securities and the present intention of the Company not to pay dividends. Certain of the Company’s directors and officers also serve as directors or officers of other public and private resource companies, and to the extent that such other companies may participate in ventures in which the Company may participate, such directors and officers of the Company may have a conflict of interest.

The Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.

The Company is a foreign private issuer under applicable U.S. federal securities laws and, therefore, is not required to comply with all the periodic disclosure and current reporting requirements of the United States Securities and Exchange Act of 1934 (the “U.S. Exchange Act”). As a result, the Company does not file the same reports that a U.S. domestic issuer files with the SEC, although the Company is required to file with or furnish to the SEC the continuous disclosure documents that the Company is required to file in Canada under Canadian securities laws. Further, the Company’s officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery rules of Section 16 of the U.S. Exchange Act. In addition, as a foreign private issuer, the Company is exempt from the proxy rules under the U.S. Exchange Act.

The Company could in the future lose its foreign private issuer status if a majority of its common shares are held by residents in the United States and it fails to continue to meet any one of the additional “business contacts” requirements. If the Company loses its status as a foreign private issuer measured on the last day of its second fiscal quarter (i.e., June 30), it would commence reporting on January 1 of the following year on forms required of U.S. companies, such as Forms 10-K, 10-Q and 8-K. These forms require more detailed and extensive disclosure than the disclosure required by the forms available to a foreign private issuer. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer, together with attendant management costs, may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use not only the disclosure system for foreign private issuers but also the multi-jurisdictional disclosure system (“MJDS”) implemented by the SEC and the securities regulatory authorities in Canada. Further, to the extent that the Company was to offer or sell its securities outside of the United States, the Company would have to comply with the more restrictive Regulation S requirements that apply to U.S. issuers and would no longer be able to use the MJDS forms for registered offerings by Canadian

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 23 -

companies in the United States. This could limit the Company’s ability to access the capital markets in the future. In addition, the Company may lose the ability to rely upon certain exemptions from corporate governance requirements that are available to foreign private issuers. The Company would regain the foreign private issuer status upon re-meeting the eligibility requirements on the last day of its next second fiscal quarter.

The Company may be a “passive foreign investment company” for U.S. tax purposes which could subject U.S. shareholders to increased tax liability.

The Company believes that it was a passive foreign investment company for the taxation year ended December 31, 2017 and expects to be a passive foreign investment company for the taxation year ending December 31, 2018. The Company will be providing Qualified Electing Fund information. As a result, a U.S. holder of common shares could be subject to increased tax liability, possibly including an interest charge, upon the sale or other disposition of the United States holder’s common shares or upon the receipt of “excess distributions”. U.S. holders should consult with tax advisers with regard to their holdings of the Company’s shares.

Readers are cautioned that the foregoing list of risks, uncertainties and other factors is not exhaustive.

For a more detailed discussion of the risk factors affecting the Company and its exploration activities, please refer to the 2017 AIF which can be accessed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Critical Accounting Estimates

The preparation of the Financial Statements in conformity with IFRS requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, as well as the reported revenues and expenses during the reporting period. Based on historical experience and current conditions, management makes assumptions that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for judgments about the carrying value of assets and liabilities and reported amounts for revenues and expenses. Different assumptions would result in different estimates, and actual results may differ from results based on these estimates. These estimates and assumptions are also affected by management’s application of accounting policies. Critical accounting estimates are those that affect the Financial Statements materially and involve a significant level of judgment by management.

Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

The most significant accounts that require estimates and judgements as the basis for determining the stated amounts include the recoverability of exploration and evaluation assets, determination of functional currency, valuation of the acquisition of an associated company, valuation of share-based compensation, recognition of deferred tax amounts and valuation of investments.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the Financial Statements are as follows:

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 24 -

Economic recoverability and probability of future economic benefits of exploration and evaluation assets

Management has determined that exploration, evaluation, and related costs incurred which were capitalized may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including, geologic and other technical information, a history of conversion of mineral deposits with similar characteristics to its own properties to proven and probable mineral reserves, the quality and capacity of existing infrastructure facilities, evaluation of permitting and environmental issues and local support for the project.

Determination of functional currency

The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions within the reporting entity.

Valuation of the acquisition of an associated company

The Company acquired a publicly traded associated company in June 2017. The process for determining whether the acquisition was an asset purchase versus a business acquisition was performed and primary consideration was given to the exploration stage of mineral properties, among other items. Shares issued for the acquisition were valued on the issue date and the excess of overall acquisition costs over net assets acquired was attributed to the mineral properties acquired.

Prior to June 2017, the Company held an investment in the associated company. To value the investment, management obtained financial information from the majority owner and adjusted the carrying value of the investment. The investment was subject to all estimates included in the financial information from the majority owner as well as estimates of impairment losses.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Valuation of share-based compensation

The Company uses the Black-Scholes option pricing model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions including expected price volatility, risk-free interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Valuation of investments

To value the investments, management obtains publicly available financial information to estimate the fair value of the investments.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 25 -

Changes in Accounting Policies including Initial Adoption

There were no changes to the Company’s accounting policies during the three months ended March 31, 2018, except for the following:

Financial instruments

On January 1, 2018, the Company adopted IFRS 9 – Financial Instruments (“IFRS 9”) which replaced IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking ‘expected loss’ impairment model. IFRS 9 also includes significant changes to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018. The Company adopted the standard retrospectively. IFRS 9 did not impact the Company’s classification and measurement of financial assets and liabilities.

The following summarizes the significant changes in IFRS 9 compared to the current standard:

  IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value. The classification and measurement of financial assets is based on the Company’s business models for managing its financial assets and whether the contractual cash flows represent solely payments for principal and interest. The change did not impact the carrying amounts of any of the Company’s financial assets on the transition date. Prior periods were not restated and no material changes resulted from adopting this new standard.

  The adoption of the new “expected credit loss” impairment model under IFRS 9, as opposed to an incurred credit loss model under IAS 39, had no impact on the carrying amounts of our financial assets on the transition date given the Company transacts exclusively with large international financial institutions and other organizations with strong credit ratings.

Financial Instruments and Risk Management

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

  Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

  Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

  Level 3 – Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash, receivables, held for trading investment, reclamation bonds, and accounts payable and accrued liabilities. The fair value of these financial instruments, other than cash, approximates their carrying values due to the short-term nature of these instruments. Cash and held for trading investments are measured at fair value using level 1 inputs.

As at March 31, 2018, the Company held 600,000 shares of Contact Gold Corp., which have been classified as fair value through profit or loss and measured at fair value. The fair value of the investments as at March 31, 2018 was $237,000. During the three months ended March 31, 2018, the Company recorded an unrealized loss of $69,000 on its investments which has been recorded through profit or loss.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 26 -

The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, liquidity, commodity price and equity price risk.

1.	Currency risk

The Company conducts exploration and evaluation activities in the United States. As such, it is subject to risk due to fluctuations in the exchange rates for the Canadian and U.S. dollars. As at March 31, 2018, the Company had a foreign currency net monetary asset position of approximately US$15,593,000. Each 1% change in the U.S. dollar relative to the Canadian dollar will result in a foreign exchange gain/loss of approximately $155,900.

2.	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s cash is held in large Canadian and U.S. financial institutions and is not exposed to significant credit risk.

3.	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to limited interest rate risk as it only holds cash and highly liquid short-term investments.

4.	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due. The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board are actively involved in the review, planning, and approval of significant expenditures and commitments.

5.	Commodity price risk

The ability of the Company to explore and develop its exploration and evaluation assets and the future profitability of the Company are directly related to the price of gold. The Company monitors gold prices to determine the appropriate course of action to be taken.

6.	Equity price risk

The equity price risk associated with the Company’s current held for trading investment primarily relates to the change in the market prices of the investments in the portfolio. The Company monitors the financial asset prices to determine the appropriate course of action to be taken.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 27 -

Disclosure of Data for Outstanding Common Shares, Restricted Share Units, Options and Warrants

As at May 11, 2018, the Company has 254,476,777 outstanding common shares, 567,110 restricted share units (nil vested) and no outstanding warrants. A summary of the stock options outstanding and exercisable as at the date of this MD&A is as follows:

Exercise	Number	Number
Price	Outstanding	Exercisable	Expiry Date
$
0.76	102,000	102,000	May 23, 2018
2.12	84,600	84,600	August 1, 2018
0.77	705,000	705,000	September 12, 2019
0.73	2,225,000	2,225,000	November 27, 2020
3.16	507,500	507,500	September 29, 2021
2.24	325,000	325,000	June 1, 2022
2.12	2,355,540	1,570,360	August 1, 2022
2.25	600,000	200,000	September 12, 2022
1.96	100,000	33,333	January 15, 2023
2.11	2,439,256	813,085	March 5, 2023
2.11	100,000	33,333	April 27, 2023
	9,543,896	6,599,211

Corporate Governance

The Board substantially follows the recommended corporate governance guidelines for public companies under applicable Canadian securities legislation and the rules of the NYSE American LLC to ensure transparency and accountability to shareholders. The current Board is comprised of 8 individuals, 7 of whom are neither executive officers nor employees of the Company and are independent of management. The Company has also established five standing committees, being the audit committee, compensation committee, health, safety and environment committee, nominating and corporate governance committee and technical committee. The Company’s audit, compensation and corporate governance and nomination committees are each comprised of 3 directors, all of whom are independent of management. The Company’s technical committee is comprised of 4 individuals including the Company’s Vice-President, Exploration and a representative of OceanaGold. The Company’s health, safety and environment committee is comprised of 1 director, who is independent of management, the Vice President - General Counsel & Corporate Secretary and the Company’s Manager of Projects.

Internal Control over Financial Reporting Procedures

National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) of the Canadian Securities Administrators requires the Company to issue concurrently with the filing of its annual and interim filings a “Certification of Annual Filings” and “Certification of Interim Filings”, respectively (each, a “Certification”). Each Certification requires the Company’s Chief Executive Officer and Chief Financial Officer (together, the “Certifying Officers”) to state that they are responsible for establishing and maintaining Disclosure Controls and Procedures (“DC&P”) and Internal Control Over Financial Reporting (“ICFR”), as defined in NI 52-109.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 28 -

Each Certification requires the Certifying Officers to state that they designed DC&P, or caused it to be designed under their supervision, to provide reasonable assurance that: (i) material information relating to the Company is made known to the Certifying Officers by others; and (ii) information required to be disclosed by the Company in reports filed with, or submitted to, securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified under Canadian securities legislation. In addition, the Certification requires the Certifying Officers to state that they have designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

In designing the Company’s ICFR, the Company has adopted the “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). However, due to the inherent limitations in any control system, ICFR may not prevent or detect all misstatements and no evaluation of controls can provide absolute assurance that DC&P will detect or uncover every situation involving the failure of persons to disclose material information otherwise required to be set forth in periodic reports. Also projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The Company’s ICFR and DC&P are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes and that material information relating to the Company is made known to the Certifying Officers by others and that the requisite information is recorded, processed, summarized and reported within the time periods specified under Canadian securities legislation.

The Company’s Certifying Officers evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s DC&P and ICFR as at March 31, 2018 and concluded, based on such evaluation, that there were no material weaknesses or significant deficiencies in the design or effectiveness of the Company’s DC&P and ICFR at that time.

There have been no changes in the Company’s ICFR that occurred during the three months ended March 31, 2018 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

The Company has relied on the U.S. Jumpstart Our Business Startups (JOBS) Act, whereby the Company was not required to be fully compliant with Sarbanes-Oxley (“SOX”). Effective for the year ended December 31, 2018, the Company will be required to be fully compliant with SOX.

Other MD&A Requirements

Additional information relating to the Company may be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov including, but not limited to:

  the 2017 AIF;

  the 2017 Financial Statements;

  the 2017 Annual MD&A; and

  the Financial Statements.

This MD&A has been approved by the Board effective May 11, 2018.

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